Exhibit 99.3

Millar Western Forest Products Ltd.
SELECTED FINANCIAL DATA

The selected historical financial data set forth below should be read in conjunction with our financial statements and the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are included as Exhibits 99.1 and 99.2 to this report on Form 6-K. The selected historical financial data for the years ended and as at December 31, 2004, 2005, 2006, 2007 and 2008, are derived from our audited financial statements.

We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 23 to our audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

	Year ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of Canadian dollars)
Statements of earnings data:
Canadian GAAP
Revenue	$329,562	$327,198	$305,260	$304,305	$345,826
Cost of products sold	223,450	229,500	202,615	204,700	212,451
Freight and other distribution costs	65,668	62,138	52,790	53,415	47,714
Lumber export taxes	4,106	5,308	990	--	--
Countervailing and anti-dumping duties	--	--	(27,683)	9,735	13,657
Depreciation and amortization	21,763	21,051	18,970	17,664	15,119
General and administration	13,040	12,862	12,635	14,797	13,657
Employees’ profit sharing	--	--	4,127	--	2,504
Operating earnings (loss)	$1,535	$(3,661)	40,816	3,994	$41,284
Financing expenses-net (2)	(18,210)	(16,510)	(13,547)	17,555)	(18,328)
Unrealized exchange gain (loss) on long-term debt	(43,073)	33,079	(114)	7,448	15,751
Other (expense) income (3)	33,083	(3,487)	31,243	(4,926)	(422)
Earnings (loss) before income taxes	$(26,665)	$9,421	$58,398	$(11,039)	$38,285
Income taxes (recovery)	(5,145)	(7,126)	13,773	(4,086)	10,032
Net earnings (loss)	$(21,520)	$16,547	$44,625	$(6,953)	$28,253

U.S. GAAP
Operating earnings (loss)	$1,535	$(3,661)	$40,816	$3,994	$41,284
Net earnings (loss)	$(22,029)	$13,042	$44,625	$(6,953)	$23,831

Other data:

Average Exchange Rate (4)	$0.9400	$0.9310	$0.8844	$0.8276	$0.7701

	As at December 31,
	2008	2007	2006	2005	2004
	(in thousands of Canadian dollars)
Balance sheets data:
Canadian GAAP
Cash	$46,411	$24,001	$64,959	$43,659	$95,959
Total assets	$382,476	$379,951	$401,027	$327,705	$358,958
Long-term debt, including current portion	$247,669	$205,314	$236,296	$221,312	$228,760
Shareholder’s equity	$77,247	$105,578	$89,031	$44,406	$66,359
U.S. GAAP
Total assets	$385,363	$374,871	$401,027	$327,705	$358,958
Shareholder’s equity	$79,332	$101,169	$89,031	$44,406	$69,006

(1)	Comparative statements of earnings and balance sheet data have been restated to reflect changes in accounting policies and other classification changes.
(2)

Financing expenses-net consists of interest expense, amortization of deferred financing costs and interest income. See note 11 to our audited consolidated financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(3)

Other income (expense) includes the gain on sale of power purchase rights, the provision for loss on amounts owing from the Meadow Lake Pulp Limited Partnership, the gain or loss on disposal of property, plant and equipment and foreign exchange gains or losses on working capital and forward-exchange contracts. See note 14 to our audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(4)

The average of the exchange rates on the last day of each month during the year indicated. Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.